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                                  EXHIBIT 11




     The computation for earnings per share is based on net income earned from the date of Conversion, December 30, 1997, to the end of the 1997 fiscal year and is insufficient to compute a per share number. For purposes of this computation, the number of shares of common stock purchased by the Bank's employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding.